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                                                                EXHIBIT 99(a)(6)


                                STATE OF MICHIGAN

                 IN THE CIRCUIT COURT FOR THE COUNTY OF OAKLAND

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LIONEL Z. GLANCY,                                             )
Individually                                                  )
And on Behalf of All Others                                   )
Similarly Situated,                                           )
                                                              )
                                    Plaintiff,                )
                                                              )
                                                              )
                      - against -                             )
                                                              )
                                                              )
ROBERT S. TAUBMAN, WILLIAM S.                                 )
TAUBMAN, LISA A. PAYNE, GRAHAM T.                             )
ALLISON, PETER J. KARMANOS, JR.,                              )
ALLAN J. BLOOSTEIN, JEROME A.                                 )
CHAZEN, S. PARKER GILBERT,                                    )
And TAUBMAN CENTERS, INC.,                                    )
                                                              )
                                    Defendants.               )
                                                              )
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                            PLAINTIFF'S FIRST AMENDED
                           CLASS AND DERIVATIVE ACTION


                  Plaintiff, by his attorneys, alleges upon personal knowledge as to his own acts and upon information and belief as to all other matters, as follows:
                              NATURE OF THE ACTION

                  1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Taubman Centers, Inc. ("TCI" or the "Company") and who are similarly situated, to enjoin certain actions of the Individual Defendants (as defined below), which are intended to thwart any takeover of the Company and thereby deny shareholders any opportunity to maximize the value of their TCI stock. Plaintiff

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also seeks to derivatively recover damages on behalf of TCI as a result of multiple breaches of fiduciary duty committed by TCI's Board of Directors.

                  2. The Individual Defendants have failed to taken even rudimentary action to inform themselves about the generous offer made by Simon Property Group ("SPG") to acquire all of the outstanding TCI shares for $17.50 per share. In particular, defendants have categorically refused to meet or "to even have a discussion" with SPG despite the fact that SPG's existing offer is almost 30% higher than the price of TCI stock when the offer was made and could likely be negotiated to an even higher price.

                  3. Such action and inaction represent an effort by the Individual Defendants to entrench themselves in office so that they may continue to receive their substantial salaries, compensation, and other benefits and perquisites.

                  4. The Individual Defendants have already taken action to assure their control by entering into a restructuring program that ostensibly transferred voting control over TCI from the public to the Taubman family and secured proxies from friends of Alfred Taubman that has ostensibly provided the Taubman family with a veto control.

                  5. At present, the Individual Defendants are abusing their fiduciary positions of control over TCI to thwart legitimate attempts to acquire the Company and are seeking to entrench themselves in the management of the Company. The actions of the Individual Defendants constitute a breach of their fiduciary duties to maximize stockholder value, to not consider their own interests over that of the public stockholders, and to respond reasonably and on an informed basis to bona fide offers for TCI.

                                     PARTIES

                  6. Plaintiff, a resident of California, has been a continuous owner of shares of TCI common stock at all relevant times described herein.


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                  7.  Defendant TCI is a corporation duly organized and existing under the laws of the State of Michigan, with its principal offices located at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48303-0200. As of April 1, 2002, the Company had approximately 82,784,497 shares of voting stock outstanding. TCI's principal business is the development and operation of real estate interests including shopping malls throughout the United States. TCI stock trades on the New York Stock Exchange.

                  8. Defendant Robert S. Taubman, at all times material hereto has been the Chairman of the Board, President, and Chief Executive Officer of TCI. Robert Taubman is the brother of William S. Taubman and the son of A. Alfred Taubman. Robert Taubman was named Chairman of TCI after the conviction of
A. Alfred Taubman on charges associate with the Sotheby's auction house price-fixing scandal. Robert Taubman received more than $1,240,000 in total compensation during 2001.

                  9. Defendant William Taubman, at all times material hereto has been an Executive Vice President, Manager, and a Director of TCI. William Taubman received $812,629 in compensation from TCI during 2001.

                  10. Defendant Lisa A. Payne, at all times material hereto has been an Executive Vice President, Chief Financial Officer, and a Director of TCI.

                  11. Defendant Peter Karmanos, Jr., at all times material hereto, has beet a Director of TCI. Karmanos and Alfred Taubman also served as directors of Detroit Renaissance, an urban renewal initiative.

                  12. Defendants Graham T. Allison, Allan J. Bloostein, Jerome
A. Chazen, and S. Parker Gilbert have been Directors of TCI for more than the past three years and thus do not


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qualify as an "Independent Director" `under Section 450.1107 of the Michigan
Business Corporations Act.

                  13. The defendants named in paragraphs 8 through 12 above are hereinafter referred to as the "Individual Defendants."

                  14. The Individual Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company's stockholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's stockholders and to maximize stockholder value.

                  15. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS

                  16. Plaintiff brings this action individually on his own behalf and as a class action, on behalf of all stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

                  17. This action is properly maintainable as a class action.

                  18. The Class is so numerous that joinder of all members s impracticable. There are hundreds of Stockholders who hold the approximately
82.78 million shares of TCI common stock outstanding.

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                  19. There is a well-defined community of interest in the
questions of law and fact involved affecting the members of the Class. Among the questions of law and fact which are common to the Class, which predominate over questions affecting any individual class member are, inter alia, the following:

                           (a) whether the Individual Defendants have breached
their fiduciary and other common law duties owed by them to plaintiff and other members of the Class;

                           (b) whether defendants wrongfully failed to maximize
 stockholder value;

                           (c) whether defendants are wrongfully impeding
takeover attempts at the expense of TCI's public stockholders; and

                           (d) whether plaintiff and the other members of the
Class would be irreparably damaged if the transaction were not enjoined.

                  20. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of other members of the Class, and plaintiff has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is an adequate representative of the Class.

                  21. The likelihood of individual class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for their wrongs alleged herein. There are no difficulties



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likely to be encountered in the management of the class claims. This Court is an appropriate forum for this dispute.

                             DERIVATIVE ALLEGATIONS

                  22. Plaintiff brings this action on behalf of and for the benefit of TCI pursuant to MCR 3.502 and to remedy the wrongdoing alleged herein.

                  23. Plaintiff will fairly and adequately represent the interests of TCI and its shareholders in enforcing and prosecuting the rights of TCI and has retained competent counsel, experienced and successful in securities and derivative litigation of this nature, to prosecute this action.

                  24. Plaintiff has not made a demand on the Board to pursue the claims herein, because such a demand is excused and would have been a futile act for the reasons set forth below:

                           (a) Defendants Robert S. Taubman, William Taubman,
and Lisa Payne actively participated in the ultra vires acts to further their own interests above those of the TCI unaffiliated shareholders. Further, given their prominence on the Board and majority stock control, Robert Taubman and William Taubman controlled and dominated the remainder of the Board and received undue deference by their colleagues;

                           (b) Defendant Karmanos was unable to act
independently as a result of his interlocking directorships with Alfred Taubman and the dominance of the Taubman Family on the TCI board;

                           (c) Defendants Allison, Bloostein, Chazen, and
Gilbert are not independent as they have served for many years as directors of TCI and, at a minimum, fail to meet the standard of independence set forth in MCL Section 450.1107;


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                           (d) In particular, all of the Individual Defendants
have been aware or should have been aware of the ultra vires acts being committed and in any event could never have ratified such illegal action;

                           (e) Indeed, rather than take corrective measures, the
Individual Defendants participated in, aided and abetted, acquiesced in, approved or ignored the problems and wrongs claimed herein; and


                           (f) Further, the Individual Defendants cannot defend
their actions by any alleged "independent" business judgment because:

                                    (i)  in seeking to have this action
dismissed it would undoubtedly be to the benefit of the Individual Defendants to the detriment of TCI (because, inter alia, the existence of an insured versus insured provision in any insurance policy) to recover the damages caused by the defendants and to assert these derivative claims. Further, the allegations against the Individual Defendants concern, inter alia, corporate inaction, is not protected by the business judgment rule; and

                                    (ii) the Individual Defendants' failure to
institute policies and procedures to prevent, or at a minimum to discover, inter alia, the improprieties, problems and ultimate losses constitutes inaction and total abdication of their duties, which is not protected by the business judgment rule.

                  25. Plaintiff brings this action to remedy violations of state common law.

                             SUBSTANTIVE ALLEGATIONS

THE CORPORATE STRUCTURE OF TCI

                  26. TCI was incorporated in Michigan in 1973 and had its initial public offering in 1992. Upon completion of the IPO, TCI became the managing general partner of The Taubman Realty Group Limited Partnership (the "Operating Partnership"). TCI has a 62%


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partnership interest in the Operating Partnership, through which the Company conducts all its day-to-day operations.

                  27. TCI's portfolio is concentrated in highly productive super-regional shopping centers. Of the 20 regional shopping centers it owns, 17 had annual rent rolls at December 31, 2001 of over $10 million.

                  28. TCI has multiple classes of stock outstanding: TCI common stock, Series A Preferred stock, Series B Preferred stock and Series C Preferred stock. Holders of TCI common stock and the Series B Preferred stock are entitled to one vote per share. In addition, the holders of the Series B Preferred stock are entitled to nominate up to four directors.

                  29. As of April 1, 2002, Alfred Taubman, Robert Taubman, William Taubman, and other members of the Taubman family (the "Taubman Family") own or control the majority of Series B Preferred stock outstanding. Alfred Taubman alone controls 77.7% of the Series B Preferred stock. The Taubman Family's majority ownership of the Series B Preferred stock, together with common stock owned, and options which they hold, provide them with control over 30% of the voting shares of TCI.

                  30. The creation of the multiple tiered stock structure was part of an on-going reorganization of TCI that was never submitted for shareholder approval. Through a series of transfers of partnership units held in certain pension trusts, the Taubman Family paid approximately $38,000 in consideration for the exchange of the majority of the Series B Preferred stock. The above-described transaction constitutes a material transaction that, without shareholder approval, is ultra vires and is dilutive to the non-affiliated TCI shareholders.

                  31. The acquisition of the Series B Preferred stock constituted a "control share acquisition" under the Michigan Control Share Act. The Taubman Family increased its share


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ownership and voting power from less than one-fifth of TCI's total stock to between one-fifth and one-third of TCI's stock. Any "control share acquisition" must be approved by a majority of a company's shareholders. TCI shareholders did not give such approval and, thus, the Taubman Family's use of voting rights in connection with the Series B Preferred shares must be nullified.

                  32. Subsequently, the Individual Defendants caused TCI to restate the TCI By-Laws so that any future material corporate action could not be taken without approval of two-thirds of the voting stock. On August 11, 2000, the Restated By-Laws were filed and provided that a two-thirds majority vote was required to: i) remove any TCI directors for, or without, cause; ii) amend TCI's Articles of Incorporation; and iii) take any other shareholder action such as approving a merger or strategic business combination.

                  33. Alfred Taubman also has the annual right to tender to the Company units of partnership interest in the Operating Partnership (provided that the aggregate value is at least $50 million) and cause the Company to purchase the tendered interests at a purchase price based on a market valuation of the Company on the trading date immediately preceding the date of the tender (the "Cash Tender Agreement"). At Alfred Taubman's election, his family, and certain others may participate in tenders. The Company will have the option to pay for these interests from available cash, borrowed funds, or from the proceeds of an offering of the Company's common stock.

SPG'S INITIAL OFFER

                  34. On October 16, 2002, David Simon, Chief Executive Officer of SPG, sent a letter to TCI expressing SPG's desire to acquire TCI. SPG's offer included a $17.50 per share payment for all of TCI's outstanding stock (the "Initial Offer"). The Offer places a total value on TCI of approximately $3.8 billion.


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                  35. On October 21, 2002, the Initial Offer was rejected by
Robert Taubman without any discussion or consideration by the TCI board of directors.

                  36. David Simon sent a second letter to TCI on October 22, 2002 reiterating the offer.

                  37. The Offer was approximately 30% greater than TCI's stock price in October 2002.

                  38. On October 28, 2002, Robert Taubman again rejected the proposal without any consideration by sending a letter to SPG indicating that discussions "would not be productive."

                  39. On November 13, 2002, SPG made the Offer public after Robert Taubmans continuing refusal to even discuss the Initial Offer with SPG representatives. As Mr. Simon explained, "We are dismayed that Mr. Taubman continues in his refusal even to discuss our offer -- or indeed any sale transaction."

                  40. The Offer provides an extremely generous premium over the unaffected trading price of TCI stock, especially in light of the Company's recently reported performance. TCI recently reported low returns on two of its premier properties; Miami's Dolphin Mall and Dallas' Willow Bend Mall, which in turn caused TCI's overall return to be 5.5% lower than estimated. This was a continuation of a trend from October 1998 that has seen TCI"S stock decline by 4% even though the average stock price of other REITs have performed strongly for the same period.

                  41. Analysts following TCI do not see any future upswing in the prospects of TCI. David Fick, an analyst at Legg Mason Wood Walker, states that TCI has "one of the most incompetent management teams in mall development .
.. . . The company continues to make bad


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decisions . . . . It's the opposite end of the quality spectrum (from Simon) in terms of how it manages the balance sheet and assets."

THE TAUBMAN FAMILY'S RESPONSE TO THE INITIAL OFFER

                  42. In addition to stonewalling SPG in its attempts to discuss the Initial Offer, the Taubman Family immediately began to further entrench itself in power over TCI by announcing various "private" transactions all designed to solidify power in the Taubman Family.

                  43. On November 14, 2002, Robert and William Taubman exercised options that gave them 300,000 shares of TCI common stock.

                  44. Robert Larson, a former TCI Vice Chairman and close friend of Alfred Taubman, purchased 266,366 shares of stock in the open market. Larson then transfer his voting interest over all of the shares he held to Robert Taubman.

                  45. Max M. Fisher, a friend of Alfred Taubman, purchased through The Max M. Fisher Revocable Trust 150,000 shares of TCI and then transferred voting right over all his shares to Robert Taubman.

                  46. As a result of the described transfers and other similar transactions, Robert Taubman has voting rights over an additional 2,440,762 TCI shares or approximately 3% of the outstanding TCI stock.

SPG'S TENDER OFFER

                  47. On December 5, 2002, SPG commenced a tender offer for purchase of TCI common stock at $18.00 per share (the "Tender Offer").

                  48. The Tender Offer was conditioned the immunization of the Taubman Family's voting rights in connection with the Series B stock and the recently acquired stock after announcement of SPG's Initial Offer. The Tender Offer was further conditioned on the valid


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tender of two-thirds of the TCI stock and determination that shares acquired by
SPG would be granted full voting rights under the Michigan Control Share Act.

                  49. Defendants have breached their fiduciary duty to maximize stockholder value by refusing to even consider the Initial Offer or the Tender Offer or take any other steps to insure a market check, such as implementing an auction process or solicit bids from other third parties.

                  50. The defendants unwillingness to seriously consider SPG's offers stems from their attempt to entrench themselves in their positions of control with the Company. Instead of proceeding with alacrity and diligence to negotiate with SPG concerning the Offer, the Individual Defendants have proceeded on a course of delay and resistance by refusing to negotiate in order to secure the maximum value for the Company's public stockholders.

                  51. Defendants' conduct has deprived and will continue to deprive the Company's public stockholders of the very substantial control premium which SPG or another third party bidder is prepared to pay or the enhanced premium which further negotiation could secure.

                  52. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaried and prerequisites, all at the expense and to the detriment of the public stockholders of TCI.

                  53. By virtue of the acts and conduct alleged herein the Individual Defendants, who control the actions of the Company have carried out a preconceived plan and scheme to place their own personal interests ahead of the interests of the stockholders of TCI and thereby entrench themselves in their offices and positions within the Company. The Individual Defendants have violated their fiduciary duties owed to plaintiff and the Class in that they have not and


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are not exercising independent business judgment and have acted and are acting to the detriment of the Company's public stockholders for their own personal benefit.

                  54. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of TCI's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of TCI's common stock.

                  55. By reason of all of the foregoing, defendants herein have willfully participated in unfair dealing toward the plaintiff and the other members of the Class and have engaged in and substantially assisted and aided and abetted each other in breach of the fiduciary duties owed by them to the Class

                  56. As a result of the action of defendants, plaintiff and the Class have been and will be damaged in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value of TCI's assets and businesses.

                  57. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to enrich themselves by excluding the Class from its fair proportionate share of TCI's valuable assets and businesses, all to the irreparable harm of the Class.

                                   FIRST CLAIM

                      DECLARATORY JUDGMENT FOR VIOLATION OF
              THE MICHIGAN CONTROL SHARE ACT AGAINST ALL DEFENDANTS

                  58. Plaintiff repeats and realleges each and every allegation contained in preceding paragraphs, as though fully set forth herein.


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                  59. TCI, which is a company incorporated under the laws of the
State of Michigan, is subject to the Michigan Control Share Act (the "Control Share Act").

              60. Under the terms of the Control Share Act, controls shares are those share of stock take enable a person and or a group to exercise or direct the exercise of voting power in the following ranges:

                           A. At least one-fifth, but less than one-third, of
all voting power;

                           B. At least one-third, but less than a majority, of
all voting power, or;

                           C. A majority of voting power.

                  61. Acquisition of shares within these ranges absent an affirmative vote of all shares of a company will invalidate the right to vote such shares.

                  62. The Taubman Family's acquisition of the majority of the Series B Preferred stock was never submitted to a shareholder vote and, thus, not approved by a majority of the stockholders.

                  63. Plaintiff seeks a declaration that the voting right attached to the Series B Preferred stock is invalid and not to be considered for purposes of voting on any proposed transaction involving TCI.

                                  SECOND CLAIM

                    DECLARATORY JUDGMENT FOR INVALIDATION OF
            THE TAUBMAN FAMILY'S VOTING RIGHTS AGAINST ALL DEFENDANTS

                  64. Plaintiff repeats and realleges each and every allegation contained in preceding paragraphs, as though fully set forth herein.

                  65. In addition to the voting rights secured through the illegal acquisition of the Series B Preferred Shares, additional voting rights have been acquired by Robert Taubman as set forth herein.

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                  66. The voting right proxies for more than 2.4 million shares constitutes an unreasonable defensive action in light of SPG's Initial Offer and must be invalidated.

                  67. Further, the acquisition of voting rights over these additional shares constitutes transfer of control shares under the Control Share Act and has not be submitted for shareholder approval.

                  68. As such, plaintiff seeks a declaration that the voting rights attached to the recently acquired shares are invalid and not to be considered for purposes of voting on any proposed transaction involving TCI.

                                   THIRD CLAIM

                            CLASS CLAIM FOR BREACH OF
                      FIDUCIARY DUTY AGAINST ALL DEFENDANTS

                  69. Plaintiff repeats and realleges each and every allegation contained in preceding paragraphs, as though fully set forth herein.

                  70. Defendants owe fiduciary duties of loyalty, due care, and candor to TCI's shareholders. Defendants further owe a duty directly to shareholders to maximize the value of their shareholdings in TCI.

                  71. Defendants have breached such fiduciary duties as a result of the conduct set forth herein by permitting the Taubman Family to gain ultimate control over any shareholder vote and further refusing to negotiate, or even thoughtfully consider, bona fide offers that would maximize the value of the stock held by TCI shareholders.

                  72. The plaintiff and the Class have no adequate remedy of law.

                                  FOURTH CLAIM

                         DERIVATIVE CLAIM FOR BREACH OF
                FIDUCIARY DUTY AGAINST THE INDIVIDUAL DEFENDANTS


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                  73. Plaintiff repeats and realleges each and every allegation contained in preceding paragraphs, as though fully set forth herein.

                  74. During their tenure as officers and/or directors of the Company, each Individual Defendant owed to the Company and its shareholders the duty to exercise good faith and loyalty in the management and administration of the affairs of TCI.

                  75. Defendants' conduct set forth herein was not due to an honest error or misjudgment, but rather was due to the Individual Defendants' intentional breach and/or reckless disregard of their fiduciary duties to the Company and its shareholders. Defendants intentionally breached and/or recklessly disregarded their fiduciary duties by, among other things, knowingly violating the Michigan Control Share Act, and other ultra vires acts enabling the Taubman Family to illegitimately seize control over TCI's voting shares, at the expense of TCI and its public shareholders, and denying shareholders the opportunity to realize the maximum value of their investment in TCI.

                  76. Moreover, the Individual Defendants have abused their fiduciary position owed to TCI and its shareholders to take all actions necessary to maximize the shareholder value.

                  77. As a result, TCI and its shareholders have sustained and will continue to sustain injury and damages by reason of defendants' intentional breach and/or reckless disregard of their fiduciary duties to the Company and its shareholders.

                  WHEREFORE, plaintiff prays for judgment and relief as follows:

                           (a) declaring that this lawsuit is properly
maintainable as a class action and certifying the plaintiff as proper representative of the Class;

                           (b) ordering the Individual Defendants to carry out
their fiduciary duties to plaintiff and the other members of the Class;


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                           (c) preliminarily and permanently enjoining
defendants and their counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with any action that will entrench the defendants to the detriment of maximizing the value of the public stockholders;

                           (d) awarding compensatory damages against defendants,
jointly and severally, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

                           (e) awarding plaintiff and the Class their costs and
disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

                           (f) granting such other and further relief as may be
just and proper.


Dated:            December 5, 2002
                                      MILLER SHEA, P.C.


                                      By:  /s/  E. Powell Miller
                                           ------------------------------------
                                            E. Powell Miller (P39487)
                                            Marc L. Newman (P51393)
                                            1301 West Long Lake Road, Suite 135
                                            Troy, MI 48098
                                           (248) 267-8200



OF COUNSEL:

WECHSLER HARWOOD LLP
488 Madison Avenue
New York, New York  10022
(212) 935-7400


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